FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 3, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Acquires Online Cash Register Start-up LiteBox

October 03, 2017

Moscow, Russia - PJSC MTS (NYSE: MBT, MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, announces the acquisition of a 50.82% stake in the Russian retail software developer Oblachny Retail LLC, operating under its trademark name LiteBox. The transaction is priced at RUB 620mln and includes the repayment of a RUB 30mln loan, RUB 420mln of investments in business development as well as a payment of RUB 170mln to the founders. The deal allows MTS to enter the cloud-based cash register market as a fully licensed fiscal data operator (FDO) and a provider of integrated digital cash management solutions for B2B clients.

MTS also entered into an option agreement with the shareholders of the developer, under which MTS has the right and obligation, at the request of minority shareholders, to redeem their shares at a price based on the company’s results for 2019.

Kirill Dmitriev, Vice President, Sales and Customer Service, commented:

“Recent government initiatives and the development of digital technologies have radically transformed the market for cash services in Russia. Due to tight legislative deadlines, the transition to digitally enabled on-line cash registers will be very rapid. The current low level of cash register computerization prevalent among small and medium businesses creates a solid base for accelerating growth in this market.

Combining MTS’ excellent position in cloud computing and strong fintech development credentials with its comprehensive mobile internet coverage, MTS can leverage the Oblachny Retail acquisition to take a leading role in the service automation market for small and medium enterprises. In the near future, with the help of MTS, all businesses will have access to a low-cost mobile system for handling cash with reliable Internet access.

Our synergies with MTS Bank enable us to also offer our business customers an integrated cash management service including a full range of banking options.”

LiteBox cash register is the most functional cloud solution in the Russian market with end-to-end automation of cash services and online trading operations including inventory and purchase management, sales analysis and key indicators as well as loyalty program management.

The deal will allow MTS to offer a starter kit “MTS. Kassa” providing full automation of commercial activity to small business. POS terminal has a preinstalled software for reaching the “cloud” and sending data through 3G/LTE mobile network or WI-FI.

MTS together with MTS Bank will develop a suite of complex related products including cash management services, acquiring, payroll services, overdraft and loan programs from MTS Bank complemented by a customer service using the more traditional SMS and voice channels.

Starting in 2018, MTS POS payment terminals will be fully integrated with the MTS Money Wallet, allowing for receipt of payment from a digital wallet connected to any Russian mobile number. With this service, in addition to the existing money transfers and remote payment services, MTS will offer purchasers the option to pay directly at points of sale using either their smartphone to receive a QR code, or by placing a smartphone directly against the POS terminal. Feature phone users will also be able to make payments via SMS confirmation.

More about Oblachny Retail LLC and its products: https://litebox.ru/

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile and fixed-line communications services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, Turkmenistan, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. For more information, please visit: www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: October 3, 2017